Exhibit 99.1

James Hardie Industries plc Europa House 2nd Floor, Harcourt Centre Harcourt Street, Dublin 2, D02 WR20, Ireland T: +353 (0) 1 411 6924 F: +353 (0) 1 479 1128

17 October 2019

The Manager
ASX Market Announcements
ASX
20 Bridge Street
Sydney NSW 2000

Dear Sir/Madam,

James Hardie will conduct a management briefing on its 2nd Quarter FY2020 results on Thursday 7 November 2019.

A teleconference and webcast will be available for analysts, investors and media, as below:

Time:	9.00am (AEST)
Dial in:	+61 2 8038 5271
Conference ID:	8583749
URL:	https://ir.jameshardie.com.au/jh/results_briefings.jsp

Yours faithfully,
Jason Miele
Vice President, Investor and Media Relations

James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at
Europa House 2nd Floor, Harcourt Centre, Harcourt Street, Dublin 2, D02 WR20, Ireland.
Directors: Michael Hammes (Chairman, USA), Brian Anderson (USA), Russell Chenu (Australia),
Andrea Gisle Joosen (Sweden), David Harrison (USA), Persio Lisboa (USA),
Anne Lloyd (USA), Rada Rodriguez (Sweden).
Chief Executive Officer and Director: Jack Truong (USA)
Company number: 485719
ARBN: 097 829 895